Alliance Agreement
Western Wind Energy Corporation
and
Pacific Hydro Limited
ABN 31 057 279 508

Telephone Facsimile
DX

SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE
Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR

Reference ANC: 80944816

Table of contents
Clause Page

1 Definitions and interpretations 1

1.1 Definitions 1

1.2 Interpretation 3

2 Term and Termination 4

2.1 Term 4

2.2 Termination 4

3 Alliance Principles 5

3.1 Joint Participation 5

3.2 Procedure 5

3.3 Exclusivity 5

3.4 Anti-Avoidance 6

4 First right of offer-Non Region Projects 6

5 Further Subscription Securities and MESA 6

5.1 Further Subscription Securities 6

5.2 Mesa Project 7

6 Co-operation 7

7 Remedies 7

8 Disputes or differences 7

8.1 Notice of dispute 7

8.2 Negotiation 8

8.3 Senior notice of dispute 8

8.4 Senior negotiation 8

8.5 Continuity 8

9 Confidentiality 8

9.1 Non disclosure 8

9.2 Permitted disclosure 8

9.3 Deed of confidentiality 8

9.4 Announcements 9

10 Information 9

11 Assignment 9

12 Representations and Warranties 9

12.1 Representations and warranties 9

12.2 Continuity 9

13 General 9

13.1 Survival of obligations 10

13.2 Costs and expenses 10

13.3 Notices 10

13.4 Governing law and jurisdiction 11

13.5 Prohibition and enforceability 11

13.6 Waivers 11

13.7 Variation 11

13.8 Further assurances 11

13.9 No agency or partnership 12

13.10 Entire agreement 12

13.11 Counterparts 12

13.12 To the extent not excluded by law 12

Schedule 1-Development of Projects 13

Schedule 2-Form of Joint Venture Agreement 15

Schedule 3-Form of Limited Liability Partnership Agreement 16

Schedule 4-Form of subscription agreement 17

Schedule 5-Preliminary Assessment Data Requirements 18

Schedule 6-Statutory Declaration 19

Schedule 7-Project Flow Sheet 1

This alliance agreement
is made on January, 27 2006 between the following parties:
1. Western Wind Energy Corporation.
a company incorporated under the laws of the Province of British Columbia, having an office at 632 Foster Avenue, Coquitlam, British Columbia V3J2L7 (WWE)

2. Pacific Hydro Limited
ABN 31 057 279 508 of Level 10, 474 Flinders Street, Melbourne, Victoria 3000, Australia (PHL)

Recitals

A. The parties wish to form an alliance whereby the parties will source and procure renewable energy project opportunities, conduct project analysis, development, construction management, operational support and financing solutions to enable project development, construction and operation.

B. The parties agree to offer to each other identified potential renewable energy project opportunities in accordance with the principles set out in this Agreement.
The parties agree
in consideration of, among other things, the mutual promises contained in this Agreement:
Definitions and interpretations
1.1 Definitions
In this Agreement, unless the context otherwise requires:
Alliance Region means the following regions:
(a) Kern County, California;
(b) Riverside County; California;
(c) Mohave County; Arizona; and
(d) the Province of New Brunswick, Canada.
Approved Project means:
(a) a New Project; or
(b) a Non Region Project which the parties have agreed in writing to jointly pursue pursuant to the terms of this Agreement;
Authorisation means any consent, authorisation, registration, filing, lodgement, agreement, certificate, permission, licence, approval or exemption from, by or with a Governmental Agency;
Business Day means a day on which banks are open for business in Toronto, Vancouver and Melbourne, excluding a Saturday, Sunday or public holiday;

Commencement Date means the date on which Pacific Hydro International Limited, pursuant to the terms of the Exclusivity Deed, notifies WWE in writing of its intention for it (or its nominee) to subscribe for the Further Subscription Securities for the Further Subscription Money (both as defined in the Exclusivity Deed) with the parties intending that, subject to TSX Venture Exchange's approval, the subscription will take place no later than 27 January 2006;

Completion Date means the date that is 5 years after the Commencement Date;

Confidential Information means all information which is disclosed, or which is otherwise acquired directly or indirectly by the receiving party, that relates directly or indirectly to the disclosing party or its past, existing or future business operations, administration or strategic plans and is in oral or visual form, or is recorded or stored in a document;

Corporations Act means the Corporations Act 2001 (Cth).
Dispute Meeting means the meeting referred to in clause 8.2;

Entity has the meaning given in section 64A of the Corporations Act, but is deemed to include a "joint venture", meaning a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Exclusivity Deed means the Exclusivity Deed between WWE and Pacific Hydro International Limited dated 20 October 2005;
Formal Agreement has the meaning given in clause 1(g)(2) of Schedule 1;

Governmental Agency means any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, government minister, officer, agent or entity which has jurisdiction in relation to the region in which the relevant New Project is located;

Law means (as amended from time to time):
(a) any constitutions, treaties or conventions, codes, statutes, regulations, decrees, ordinances or by-laws:
(1) that apply in the jurisdiction in which the relevant New Project is located; or
(2) of a Governmental Agency;
(b) binding requirements and mandatory approvals (including conditions):
(1) that apply in the jurisdiction in which the relevant New Project is located; or
(2) of a Governmental Agency
which have the force of law in that jurisdiction; and
(c) guidelines of:
(1) the jurisdiction in which the relevant New Project is located; or
(2) a Governmental Agency
which have the force of law in that jurisdiction;
MESA Project means the operational 30MW windfarm known as Mesa located at Palm Springs, California;
New Project means the development, construction and operation of any current or future renewable energy project located in the Alliance Region and, for the avoidance of doubt, includes:
(a) Arizona-Mohave County in which exists 15MW Kingman (with APS PPA);
(b) California-Tehachapi Wind Park, in which exists the operational Windridge 4.5MW and 120MW Windstar; and
(c) Eastern Canada-20MW Grand Manan project (with PPA), New Brunswick and projects derived from the 400MW EOI;
Non Region Project means any current or future renewable energy project located:
(a) outside of the Alliance Region; and
(b) within Canada or the United States of America;
Notice of Dispute means the notice referred to in clause 8.1;
Participate means to provide services or assistance to, invest in, provide debt or equity to or otherwise be involved in the acquisition of or development, operation or promotion of, a project;
PHL Related Entity means any Related Body Corporate of PHL;
Preliminary Assessment Data Requirements means the data requirements described in Schedule 5;
Preliminary Due Diligence means the due diligence investigations described in clause 1(c) of Schedule 1;

Related Body Corporate means in relation to a body corporate or an Entity, a body corporate or an Entity, that is a related body corporate under the Corporations Act, as if reference to a body corporate includes an Entity and a reference to shares and to issued share capital includes a reference to interests (within the meaning of the Corporations Act);

Senior Notice of Dispute means the notice referred to in clause 8.3;
Third Party means a party other than PHL or WWE; and
WWE Related Entity means any Related Body Corporate of WWE.
1.2 Interpretation
In this Agreement, headings and boldings are for convenience only and do not affect the interpretation of this Agreement and, unless the context otherwise requires:
(a) words importing the singular include the plural and vice versa;
(b) words importing a gender include any gender;
(c) other parts of speech and grammatical forms of a word or phrase defined in this Agreement have a corresponding meaning;
(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Governmental Agency;

(e) a reference to a part, clause, party, annexure, exhibit or schedule is a reference to a part and clause of, and a party, annexure, exhibit and schedule to, this Agreement and a reference to this Agreement includes any annexure, exhibit and schedule;

(f) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;
(h) a reference to a party to a document includes that party's employees, agents, contractors, successors and permitted assigns;
(i) no provision of this Agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this Agreement or that provision;
(j) a reference to an agreement other than this Agreement includes an undertaking, agreement or legally enforceable arrangement or understanding whether or not in writing;
(k) a reference to a body, other than a party to this Agreement (including, without limitation, an institute, association or authority), whether statutory or not:
(1) which ceases to exist; or
(2) whose powers or functions are transferred to another body, is a reference to the body which replaces it or which substantially succeeds to its powers or functions;
(l) a reference to 'A$' is a reference to the lawful currency of Australia;
(m) a reference to 'US$' is a reference to the lawful currency of the United States of America;
(n) a reference to 'Cdn$' is a reference to the lawful currency of Canada; and
(o) unless defined in this Agreement or the context requires otherwise, a word defined in the Corporations Act has the same meaning in this Agreement.
2 Term and Termination
2.1 Term
Subject to clause 2.2, the Agreement commences on the Commencement Date and will have a term of 5 years unless the parties agree otherwise.
2.2 Termination
(a) A party may terminate this Agreement by giving 30 days written notice to the other party if:
(1) the other party commits a material breach of this Agreement; and
(2) where the breach is capable of remedy, the defaulting party fails to remedy the breach to the reasonable satisfaction of the other party within the 30 day notice period.
(b) The termination of this Agreement in accordance with clause 2.2 does not affect:
(1) any rights or remedies any party has against the other party arising out of, or in connection with, this Agreement prior to termination;
(2) any agreement (entered into prior to the date of termination) in relation to any Approved Projects; or
(3) any confidentiality obligations of the parties pursuant to this Agreement.
3 Alliance Principles
3.1 Joint Participation
The parties agree to cooperate in jointly pursuing, procuring, bidding for, acquiring, developing and managing New Projects in accordance with the following principles:

(a) PHL and WWE must ensure that their joint participation in any New Projects is structured so as to ensure that, subject to the requirements of any Law to the contrary, PHL and WWE have the opportunity to contribute equity in proportion to their respective Participating Interests;

(b) Projects in Canada will be pursued using an incorporated joint venture company in which PHL will hold 51% of the ordinary shares and WWE will hold 49% of the ordinary shares (in each case, the "Participating Interest");

(c) Projects in the United States of America will be pursued using a limited liability partnership structure, in which PHL will hold a 51% interest and WWE will hold a 49% interest (in each case the "Participating Interest");

(d) if the New Project involves a third party, WWE and PHL will, together, endeavour to hold a majority interest in, and control of, the New Project and, as between themselves they will hold that interest in the proportions set out in 3.1(b) or 3.1(c) as applicable;

(e) PHL and WWE must exchange information within each party's possession (subject to any confidentiality obligations) that would enhance the ability of PHL and WWE to jointly pursue, acquire, develop and manage New Projects in accordance with this clause 3.1; and

(f) the project flow sheet set out in Schedule 6.
3.2 Procedure
Without limiting clauses 3.1 or 4, PHL and WWE must:
(a) comply with, and procure that their Related Bodies Corporate comply with, the process set out in Schedule 1 in relation to any New Projects; and
(b) not pursue, and procure that their Related Bodies Corporate do not pursue, any New Projects without complying with that process.
3.3 Exclusivity

(a) The parties agree not to, and must ensure that their Related Bodies Corporate do not, Participate in any New Projects (whether alone or in partnership or joint venture with anyone else) except in accordance with clauses 3.1, and 3.2 of this Agreement.

(b) WWE agrees not to, and must ensure that its Related Bodies Corporate do not, Participate in any Non Region Projects in partnership or joint venture with any Third Party except after having complied with the process set out in clause 4.

3.4 Anti-Avoidance
The parties must not, and must procure that their Related Bodies Corporate do not, enter into any arrangement or use any technique which would, or is intended to, breach the intention of Agreement.
4 First right of offer-Non Region Projects

(a) If WWE or any Related Body Corporate of WWE, wishes to enter into an agreement with a Third Party concerning the Participation of that Third Party in a Non Region Project (whether by way of partnership, joint venture or otherwise), WWE must first give a notice in writing (Offer Notice) to PHL:

(1) identifying the relevant Non Region Project; and
(2) setting out the terms and conditions upon which WWE is willing to jointly Participate in the Non Region Project with PHL .

(b) PHL may accept the offer contained in an Offer Notice to Participate in the Non-Region Project at any time within 1 month of receiving the Offer Notice by giving a notice in writing (Acceptance Notice) to WWE to that effect.

(c) If PHL gives an Acceptance Notice to WWE within the period referred to in clause 4(b), the parties must use reasonable endeavours to agree on the terms of a formal agreement which is:
(1) consistent with the terms and conditions set out in the Offer Notice;
(2) except to the extent required by clause 4(c)(1), based on the form of agreements attached as Schedule 2 or 3, as applicable, on or before the day that is 1 month after the date the Acceptance Notice is given to WWE.

(d) Subject to clause 4(e), if PHL does not give an Acceptance Notice to WWE within the period referred to in clause 4(b), WWE will be at liberty after the expiration of that period to enter into an agreement with the Third Party for the Third Party to Participate in the Non Region Project on terms no more favourable to the Third Party than the terms on which Participation was offered to PHL in the Offer Notice.

(e) If WWE wishes to offer Participation in the Non Region Project on terms that are more favourable to the Third Party than the terms that were offered to PHL in the Offer Notice, WWE must give a fresh Offer Notice to PHL in respect of that offer and clauses 4(a)-(d) will re-apply to that Offer Notice.

(f) The intention of this clause 4 is to ensure that WWE must first offer PHL an opportunity to Participate in the Non Region Project before offering the interest in the Non Region Project to any other person who is not a party to this Agreement. The parties must not, and must procure that their Related Bodies Corporate do not, enter into any arrangement or use any technique which would, or is intended to, breach the intention of this Agreement.

5 Further Subscription Securities and MESA
5.1 Further Subscription Securities
(a) WWE will, and will ensure that each of its directors, support Pacific Hydro International Pty Ltd or its nominee's:
(1) acquisition of the Further Subscription Securities; and
(2) entitlement to vote in relation to all of the voting shares held in WWE, in any information communicated by WWE or the directors of WWE to any of WWE's shareholders.

(b) Upon WWE's receipt of the Further Subscription Money, WWE must segregate, allocate and disperse the Further Subscription Money as contemplated by the provisions of the draft statutory declaration set out in Schedule 6.

(c) PHL may request a copy of the bank statements from each of the US and Canadian special accounts as evidence that WWE has complied with clause 5.1(b).
(d) Within 5 Business Days of the Commencement Date, WWE will provide PHL with an original statutory declaration in the form set out in schedule 6 signed by Jeffrey Ciachurski.
5.2 Mesa Project

(a) Subject to PHL (in its sole discretion) being satisfied with the results of due diligence undertaken in relation to the MESA Project, PHL will provide equity funding to WWE for an amount sufficient to enable WWE to acquire the MESA Project, up to a maximum value of US$ 7 million (including acquisition costs).

(b) PHL may elect (in its sole discretion) to provide any equity funding referred to in clause 5.1(a) by way of either:
(1) the exercise of share purchase warrants in WWE currently held by PHL or its Related Body Corporate; or

(2) by subscription for new common shares in WWE at a price equal to the volume weighted average price for common shares in WWE (as traded on TSX Venture Exchange) for the 5 days preceding the date of subscription.

(c) Any equity funding provided by PHL pursuant to clause 5.2(b)(2), will be subject to WWE and PHL entering into a subscription agreement substantially in the form set out in Schedule 4, and the satisfaction of the conditions precedent set out in that subscription agreement.

6 Co-operation
Each party must co-operate with the other party to enable it to perform its obligations under this Agreement.
7 Remedies
The parties:
(a) acknowledge that damages may not be an adequate remedy for a breach of this Agreement; and
(b) consent to an application for injunction to prevent the other party from breaching this Agreement.
8 Disputes or differences
8.1 Notice of dispute

If a dispute or difference arises between the parties under or in connection with this Agreement, either party must deliver to the other party a notice of dispute identifying and providing reasonable details of the dispute or difference (a Notice of Dispute).

8.2 Negotiation

Within 5 Business Days of the date of the Notice of Dispute, the relevant parties, (excluding any PHL representatives who are members of the WWE board of directors) must meet and use reasonable endeavours acting in good faith to resolve the dispute or difference (a Dispute Meeting).

8.3 Senior notice of dispute

If the dispute or difference is not resolved within 10 Business Days of the date of the Dispute Meeting (or, where that meeting is not held, the date by which the meeting should have been held under clause 8.2), either party may, by written notice, refer the dispute or difference to the senior representatives of the relevant parties capable of resolving the Dispute (a Senior Notice of Dispute). These senior representatives are:

(a) in the case of WWE-the President of WWE; and
(b) in the case of PHL-the Chief Financial Officer of PHL.
8.4 Senior negotiation

(a) Within 5 Business Days of the date of the Senior Notice of Dispute, the senior representatives of the relevant parties must meet and use reasonable endeavours acting in good faith to resolve the dispute or difference.

(b) If the dispute is not settled within 20 Business Days of the date of a Senior Notice of Dispute, either party may institute proceedings in a court with appropriate jurisdiction.
8.5 Continuity
Notwithstanding any dispute or difference, the parties must continue to perform their obligations under this Agreement.
9 Confidentiality
9.1 Non disclosure
Subject to clause 9.2, neither party may disclose Confidential Information of the other party without that other party's prior consent.
9.2 Permitted disclosure
Subject to clause 9.3, any party may disclose Confidential Information which:
(a) at the time of disclosure is in the public domain, but not as a result of a breach of clause 9.1;
(b) is required to be disclosed for the purpose of performing its obligations under this Agreement;
(c) is required by Law, or the stock exchange on which the shares of the subject party are listed (as applicable), to be disclosed;
(d) is disclosed to that party's shareholders or any prospective purchasers of that party or the shares in that party; or
(e) is required to be disclosed to potential lenders for the purpose of raising funds or maintaining compliance with credit arrangements.
9.3 Deed of confidentiality
To the extent that either party requires:
(a) further disclosure of Confidential Information to be made to its subcontractors, suppliers or financiers to enable it to perform its obligations under this Agreement; or
(b) disclosure of Confidential Information to be made in accordance with clause 9.2(d) or 9.2(e), that party must procure confidentiality undertakings (on terms satisfactory to the other party) from the party to whom the Confidential Information is to be disclosed.
9.4 Announcements
To the extent possible, each party:
(a) must consult with the other party before making any public announcements or press releases concerning this Agreement; and
(b) use reasonable endeavours to agree on the form and content of the public announcement or press release.
10 Information
(a) PHL and WWE must
(1) co-operate in any joint assessment of a New Project contemplated by this Agreement; and
(2) subject to any confidentiality obligations, exchange all data, analysis and other information within each party's possession concerning a New Project.

(b) If either party elects not to Participate in a New Project that party will (without charge) provide all data, analysis and other information in its possession concerning that New Project for the use of the other party.

11 Assignment

The parties may not assign or novate this Agreement or any right, benefit or obligation under this Agreement without the prior written consent of the other party (which consent may be withheld in the absolute discretion of the other party).

12 Representations and Warranties
12.1 Representations and warranties
Each party represents and warrants to the other party that:
(a) it has full power and authority to execute this Agreement and perform its obligations under this Agreement;
(b) this Agreement has been duly executed by it; and
(c) the obligations undertaken by it under this Agreement are enforceable against it in accordance with their terms.
12.2 Continuity
The representations and warranties made or given in clause 12.1 are continuing representations and warranties.
13 General
13.1 Survival of obligations
The following clauses survive the termination of this Agreement:
(a) clause 9;
(b) clause 10;
(c) clause 12.1; and
(d) clauses 13.1 to 13.12 (inclusive).
13.2 Costs and expenses
(a) Each party must pay its own legal costs and expenses in preparing, negotiating and completing this Agreement.
(b) WWE must pay any registration and stamping costs arising out of, or in connection with, this Agreement.
13.3 Notices
(a) Any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a party to this Agreement:
(1) must be in legible writing and in English and sent to the intended recipient by prepaid post or by hand or fax to the relevant address or fax number set out below:
(A) if to PHL:
Address:	Attention Company Secretary
Level 10, 474 Flinders Street, Melbourne,
Victoria 3000, Australia
Facsimile:	+61 3 9620 4433
(B) if to WWE:
Address:	Attention Company Secretary
632 Foster Avenue, Coquitlam,
British Columbia V3J2L7
Facsimile:	+1 604 939 1292
or as specified to the sender by any party by notice from time to time;
(2) where the sender is a company, must be signed by an officer or under the common seal of the sender;
(3) is regarded as being given by the sender and received by the addressee:
(A) if by delivery in person, when delivered to the addressee;
(B) if by post, 3 Business Days from and including the date of postage; or
(C) if by facsimile transmission, whether or not legibly received, when received by the addressee, but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee's time) it is regarded as received at 9.00am on the following Business Day; and

(4) can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(b) A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under clause 13.3(a)(3) and informs the sender that it is not legible.

(c) In this clause 13.3, a reference to an addressee includes a reference to an addressee's agents or employees.
13.4 Governing law and jurisdiction
This agreement is governed by the laws of Victoria, Australia.
The parties submit to the non-exclusive jurisdiction of the courts of Victoria, Australia.
13.5 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this Agreement or any power which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this Agreement which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

13.6 Waivers
(a) Waiver of any right arising from a breach of this Agreement or of any power arising upon default under this Agreement must be in writing and signed by the party granting the waiver.
(b) A failure or delay in exercise, or partial exercise, of:
(1) a right arising from a breach of this Agreement; or
(2) a right, power, authority, discretion, or remedy created or arising upon default under this Agreement, does not result in a waiver of that right, power, authority, discretion, or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion, or remedy arising from a breach of this Agreement or on a default under this Agreement as constituting a waiver of that right, power, authority, discretion, or remedy.

(d) A party may not rely on any conduct of another party as a defence to the exercise of a right, power, authority, discretion, or remedy by that other party.
(e) This clause may not itself be waived except by writing.
13.7 Variation
A variation of any provision of this Agreement must be in writing and signed by the parties.
13.8 Further assurances
Each party must do all things and execute all further documents necessary to give full effect to this Agreement.
13.9 No agency or partnership

Nothing in this Agreement and no action taken by the parties under this Agreement constitutes, or may be taken to constitute a partnership, agency, association, joint venture or other co-operative entity between the parties, except to the extent that a formal joint venture or limited liability partnership is formed pursuant to the process in Schedule 1.

13.10 Entire agreement
This agreement supersedes all previous agreements in respect of its subject matter and embodies the entire agreement between the parties.
13.11 Counterparts
(a) This agreement may be executed in any number of counterparts.
(b) All counterparts, taken together, constitute one instrument.
(c) A party may execute this Agreement by signing any counterpart.
13.12 To the extent not excluded by law
The rights, duties and remedies granted or imposed under this Agreement operate to the extent not excluded by law.

Schedule 1-Development of Projects
Participation and Preliminary Due Diligence

The parties agree to use their best endeavours to cooperate and jointly source, procure, bid for, acquire, develop and manage renewable energy opportunities in accordance with the following principles:

(a) if a party (the Identifying Party) becomes aware of a New Project the identifying Party must (at its own cost) provide the other party (the Non-identifying Party) with:
(1) notice of the New Project; and
(2) within 30 days of such notice, all material information within its possession concerning that New Project;
(b) following its review of the information provided under clause 1(a) of this Schedule 1, the Non-identifying Party must provide written notice to the Identifying Party of its decision to either:
(1) proceed with Preliminary Due Diligence in relation to the New Project; or
(2) not Participate in the New Project;

(c) if the Non-identifying Party elects to proceed with Preliminary Due Diligence in relation to the New Project, the parties must (within 60 days of the decision to proceed) jointly undertake and complete Preliminary Due Diligence to attempt to satisfy the Preliminary Assessment Data Requirements. This Preliminary Due Diligence will, as a minimum, include:

(1) a land access and environmental review;
(2) the obtaining of preliminary wind data and site assessment data;
(3) an assessment of the prospects of securing external financing for the New Project;
(4) an assessment of the permits and approvals required for the New Project and the status of any application for, or steps in procuring, those permits and approvals;
(5) the preparation of a preliminary base case financial model for the New Project; and
(6) the preparation of an initial development program and a development budget for the New Project;
(the Preliminary Due Diligence)
The parties acknowledge that the items listed in this clause are not intended to be exhaustive.
(d) PHL and WWE will bear their own internal costs incurred in complying with clause 1(c) of this Schedule 1.

(e) Any external costs (for example, the cost of any third party consultants etc) incurred by PHL or WWE in performing the Preliminary Due Diligence will be borne 51% by PHL and 49% by WWE and each party agrees to reimburse the other to the extent necessary to reflect that cost allocation;

(f) Within 60 days of its review of the results of the Preliminary Due Diligence, the Non-identifying Party must provide written notice to the Identifying Party of its decision to either:
(1) Participate in the New Project; or
(2) not Participate in the New Project;
(g) If the Non-identifying Party elects to Participate in the New Project then PHL and WWE must:
(1) establish the appropriate vehicle or structure to pursue the New Project (as contemplated by clause 3.1 of this Agreement);

(2) use all reasonable endeavours to agree on the terms of the formal joint venture or limited liability agreement (as applicable) which is to be in a form substantially similar to the agreement set out in Schedule 2 or 3 (as applicable) (the Formal Agreement);

(3) once executed, comply with the terms of the Formal Agreement;

(4) PHL and WWE must use their best endeavours to agree an "at cost" value of any in-kind contributions made by either party prior to that date in relation to the identification, assessment or development of that New Project in the manner contemplated by the Joint Venture Agreement attached on Schedule 2; and

(5) each party must transfer any of their assets or rights that are necessary for the development and operation of the New Project into the vehicle or structure referred to in clause 1(g)(1) above and the costs to that party of acquiring those assets or interests will be valued as an in kind contribution in accordance with clause 1(g)(4) above (including in relation to the Preliminary Due Diligence). This amount will be taken into account in each party's funding requirements for a New Project as contemplated by the terms of the Formal Agreement.

(6) If, following its review of the information provided under clause 1(a) of this Schedule 1 or the results of the Preliminary Due Diligence, the Non-identifying Party elects not to Participate in the New Project, the Identifying Party is free to Participate in the Project either alone or in partnership or joint venture with one or more third parties; and

(h) for the purposes of this Schedule 1, a reference to a party includes a reference to that party's Related Bodies Corporate.

Schedule 2-Form of Joint Venture Agreement

Schedule 3-Form of Limited Liability Partnership Agreement

The form of the Limited Liability Partnership Agreement (the LLP Agreement) will be agreed between the parties as soon as possible after the Commencement Date but in any case not later than 30 days after that date on the following basis:

(a) the LLP Agreement will be on terms identical to the form of joint venture agreement in schedule 2 save and except for any amendments required by any US state or federal laws and to recognise the difference between an incorporated joint venture and a limited liability partnership;

(b) to the extent any amendment contemplated in paragraph (a) is required, the parties will only amend the LLP Agreement to the extent required to:
(1) comply with the relevant US state or federal law; or
(2) recognise the difference between an incorporated joint venture and a limited liability partnership;
and must ensure, to the extent possible, that the LLP Agreement reflects the same commercial terms set out in the form of joint venture agreement in Schedule 2; and
(c) where the parties cannot within 90 days of the Commencement Date agree on the form of the LLP Agreement either party may refer the matter to an independent lawyer:
(1) practising in the United States of America; and
(2) that has not provided and is not currently providing legal services to either PHL or WWE, who will determine the form of the LLP Agreement on the above principles.

Schedule 4-Form of subscription agreement

Schedule 5-Preliminary Assessment Data Requirements

Land access
  All Landholders have been identified and exclusive options to buy the identified property or option to lease from the Landholder have been obtained and a list of all Landholders' details, including name, address, telephone number, property zoning and title details

A diagram is prepared showing the entire Site boundary, boundaries with the position, nature and identity of all Landholders clearly marked
Zoning and permitting
  Provide details of the zoning status of the property for planning and permitting purposes, an assessment of the permits and approvals required for the project and the status of any application for, or steps in procuring, those permits and approvals, and an initial environmental site assessment by an appropriate expert

Wind and site assessment data	An assessment of the likely wind flows at the site, which may be obtained from operational data or referencing and correlation from adjacent sites, independent expert's opinions or regional wind data
PPA	Provide evidence indicating a high probability of securing a long term PPA with either a utility or other credit worthy off-taker for the project capacity
Interconnection
  Provide a detailed description of the transmission / distribution network from either the utility or appropriate engineering consultant, including available capacity, proximity of possible connection points and plans for future upgrades or load/generation facilities which may affect the proposed site

Financial model	The preparation of a preliminary base case financial model for the project is complete
Preliminary financing assessment	A preliminary assessment of the prospects of securing external financing for the project
Preliminary development program and budget	The preparation of an initial development program and a development budget for the project is complete
Turbine supply	The identification of a turbine supplier for the project and an assessment of turbine availability and cost

Schedule 6-Statutory Declaration

STATUTORY DECLARATION
CANADA )	IN THE MATTER OF
)
PROVINCE OF )	WESTERN WIND ENERGY CORP.
)
BRITISH COLUMBIA )	AND PACIFIC HYDRO LIMITED
T O W I T :
I, Jeffrey Joseph Ciachurski, of 632 Foster Avenue, Coquitlam, British Columbia, V3J 2L7, and DO HEREBY DECLARE that:

  1 I am the Chief Executive Officer, the President and a director of Western Wind Energy Corporation (the "Company") and as such, hold full direction and authority of all of the matters of the Company, including the matter herewith; and

  2 Upon notification by the Bank of Nova Scotia that it has received, for the account of the Company, a wire transfer(s) from Pacific Hydro Limited, in the sum of Cdn. $6,500,000, I, Jeffrey Joseph Ciachurski, will have segregated, those funds, into two (2) Special Purpose Accounts (one (1) in US currency and one (1) in Canadian currency), at the Bank of Nova Scotia and will accordingly, allocate and disperse the funds for the following purposes:

US $1,650,000 for two (2) further WTG reservation fee payments of US $825,000 each, due to Mitsubishi Power Systems on January 28, 2006 and February 28, 2006;
US $1,405,000 due to the vendor of the NorthStar Property near Kingman, Arizona which property is subject to the installation of the 15-1 megawatt Mitsubishi MHIA 1000A WTGs;

  US $1,050,000 for both the repayment of the US $550,000 loan payable to

  Robert Schweizer as the purchase price for Windridge and US $500,000 in the form of a new letter of credit to be issued to Southern California Edison as the first half of the development fee replacing the US $500,000 letter of credit issued by UBS as a loan from a related party, relating to the 120 megawatt PPA commitment;

US $500,000 as the second half of the development fee due and owing to Southern California Edison in the form of a letter of credit, relating to the 120 megawatt PPA commitment;

  US $100,000 for the purchase and installation of four (4) new meteorological towers related to the 120 megawatt PPA commitment;

  US $210,000 for permitting, planning, inspections, and environmental studies related to development projects;

This total of US $4,915,000 will be segregated into a US dollar special purpose account, which will be dedicated to the above allocations specifically.
The remaining balance of approximately Cdn. $700,000 will also be segregated, but into a Canadian dollar special purpose account, which will be dedicated to the allocations set out below.

  The difference between the US $4,915,000 and the Cdn. $6.5 million,

  which is currently approximately Cdn. $700,000, shall be used to cover foreign exchange differences, filings fees to the regulatory agencies that have been made by the Company on behalf of Pacific Hydro Limited, due diligence costs incurred by the Company, on behalf of PHL, to third party legal advisors and accounting firms and the balance applied towards any and all legal costs associated with the above transactions. Application of these remaining funds (approximately Cdn. $700,000) will only occur after receipt of written approval from PHL (which PHL has confirmed will not be unreasonably withheld).

PHL may request a copy of the bank statements from each of the US and Canadian special purpose accounts, as proof that payments have been made.
AND I make this solemn declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of the Evidence Act (Canada).
DECLARED BEFORE ME at )
the City of Vancouver, in the )
Province of British Columbia, )
this ______ day of January, 2006. )	_______________________________
JEFFREY JOSEPH CIACHURSKI

_____________________________
A Commissioner for the taking )
of Affidavits for British Columbia )

  Schedule 7-Project Flow Sheet

Executed as an agreement:

Signed sealed and delivered for
Western Wind Energy Corp.
by:

"Jeffrey J. Ciachurski"	"James Henning"

Authorised Signatory	Authorised Signatory

Jeffrey J. Ciachurski	James Henning
Name (please print) CEO/President/Director	Name (please print) CFO/VP Finance

Signed sealed and delivered for
Pacific Hydro Ltd
by:

"John Lochlan Charles McInnes"	"Markus Ziemer"

Director	Director/Secretary

John Lochlan Charles McInnes	Markus Ziemer
Name (please print)	Name (please print)